

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

June 14, 2010

Mr. James Hahn
JC Capital Management, Limited
Suite 2503, Bank of America Tower, 12 Harcourt Road
Central, Hong Kong, SAR, China

> **Re:** **Asia Private Equity SPAC 2, Limited**
> **Registration Statement on Form 20-F**
> **Filed November 3, 2009**
> **File No. 0-53822**

Dear Mr. Hahn:

We completed our review of your filing on April 29, 2010 and do not have any further comments at this time.

Very truly yours,

Jay E. Ingram
Legal Branch Chief